Exhibit 99.1
BE Semiconductor Industries N.V. Announces Intention to Voluntarily Delist Ordinary Shares
from the NASDAQ Global Market and to Terminate U.S. SEC Registration
Euronext Amsterdam Listing Remains Unchanged
Duiven, the Netherlands, December 13, 2006. BE Semiconductor Industries N.V. (“BESI”) (Nasdaq: BESI; Euronext: BESI), a leading manufacturer of assembly equipment for the semiconductor industry, today announced its intention to voluntarily delist its Ordinary Shares (the “Shares”) from the NASDAQ Global Market and terminate its registration of the Shares with the U.S. Securities and Exchange Commission (the “SEC”).
Trading on the Euronext Amsterdam market currently accounts for more than 90% of the combined trading volume of the Shares on both the NASDAQ Global Market and the Euronext Amsterdam market. In light of the limited trading volume of Shares on the NASDAQ Global Market, BESI has determined that the increased costs of maintaining BESI’s listing and registration in the U.S. and complying with SEC reporting and other applicable U.S. obligations, including the provisions of the Sarbanes-Oxley Act of 2002, outweighs the benefits of continuing such listing and registration of the Shares. BESI believes that the resulting cost savings, which it estimates to be approximately €1.0 million (before taxes) or €0.03 per share (before taxes) on an annual basis, and management time that would be made available for other business-related matters will benefit BESI and its shareholders, while the continued trading of the Shares on Euronext Amsterdam should continue to provide liquidity to its shareholders and access to capital for BESI.
BESI delivered notice today to The NASDAQ Stock Market LLC that it intends to delist the Shares. As disclosed in the notice, BESI expects to file a notification of removal from listing on the NASDAQ Global Market via Form 25 with the SEC on or about December 26, 2006. The withdrawal of the Shares from listing should be effective 10 days after the filing of the notice on Form 25 with the SEC. Accordingly, BESI anticipates that the last day of trading for the Shares on the NASDAQ Global Market will be on or about January 5, 2007. Concurrent with the delisting from the NASDAQ Global Market, BESI also intends to file notice of termination of registration on Form 15 with the SEC to terminate the registration of the Shares under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and to suspend BESI’s duties to file reports with the SEC. As a result of BESI having fewer than 300 holders of record worldwide, BESI expects that its obligation to file reports with the SEC will be suspended immediately upon the delisting of the Shares from the NASDAQ Global Market.
The delisting of the Shares from the NASDAQ Global Market and the termination of the registration of the Shares under the Exchange Act will not affect BESI’s listing of its ordinary shares on Euronext Amsterdam. BESI Shares will continue to trade on Euronext Amsterdam after the NASDAQ Global Market delisting becomes effective. Shares held in the United States on behalf of a shareholder by a U.S. financial institution may be sold on Euronext Amsterdam, but the shareholder may need to request that the relevant U.S. financial institution administratively transfer those Shares from its NASDAQ correspondent bank to its Euronext correspondent bank. A list of frequently asked questions in respect of the NASDAQ Global Market delisting is attached and will be posted on our website www.besi.com.

BESI will continue to be subject to European and Dutch laws applicable to publicly listed companies, including the Euronext rules. BESI will also continue to be subject to the corporate governance standards of the Dutch Civil Code and the Dutch Corporate Governance Code.
BESI will report US GAAP and IFRS financial information for each of the fourth quarter and full year 2006 for the convenience of investors.
About BE Semiconductor Industries N.V.
BE Semiconductor Industries N.V. designs, develops, manufactures, markets and services die sorting, flip chip and multi-chip die bonding, packaging and plating equipment for the semiconductor industry’s assembly operations. Its customers consist primarily of leading U.S., European, Asian, Korean and Japanese semiconductor manufacturers and subcontractors which utilize its products for both array connect and conventional leadframe manufacturing processes.
Caution Concerning Forward Looking Statements
This press release contains forward-looking statements, which are found in various places throughout the press release, including statements relating to expectations relating to the timing of the proposed delisting of our Ordinary Shares and the potential benefits of such delisting. The words “anticipate”, “estimate”, “expect”, “can”, “intend”, “believes”, “may”, “plan”, “predict”, “project”, “forecast”, “will”, “would”, and similar expressions are intended to identify forward looking statements, although not all forward looking statements contain these identifying words. While these forward looking statements represent our judgments and future expectations concerning the impact of delisting of our Ordinary Shares on our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to, the receipt and timing of applicable regulatory approvals from the U.S. Securities and Exchange Commission and our anticipated cost savings. We are under no obligation to (and expressly disclaim any such obligation to) update or alter our forward-looking statements whether as a result of new information, future events or otherwise.
Contact:
Cor te Hennepe
Director of Finance
Tel. (31) 26 319 3840
Investor.relations@besi.com
Media:
David Pasquale
The Ruth Group
Tel. +1-646-536-7006
dpasquale@theruthgroup.com

Frequently asked questions in relation to BESI’s NASDAQ Global Market delisting
Why is BESI delisting from the NASDAQ Global Market?
In light of the limited trading volume of BESI’s shares on the NASDAQ Global Market, BESI has determined that the increased costs of maintaining BESI’s listing and registration in the U.S. and complying with SEC reporting and other applicable U.S. obligations, including the provisions of the Sarbanes-Oxley Act of 2002, outweighs the benefits of continuing such listing and registration of the BESI shares. BESI believes that the resulting cost savings and management time that would be made available for other business-related matters will benefit BESI and its shareholders, while the continued trading of the Shares on Euronext Amsterdam should continue to provide liquidity to its shareholders and access to capital for BESI.
Will shares continue to trade?
Yes. BESI shares will continue trading on Euronext Amsterdam and should continue to provide liquidity to BESI’s shareholders and access to capital for BESI. Trading on the Euronext Amsterdam market currently accounts for more than 90% of the combined trading volume of BESI shares on both the NASDAQ Global Market and Euronext Amsterdam market.
What is the Euronext ticker symbol for BESI Shares?
BESI
I have bought shares on the NASDAQ Global Market and hold these shares in an account with a non-U.S. financial institution.
Do I have to do anything before the NASDAQ Global Market delisting of BESI shares becomes effective?
No. You do not have to do anything. Trading in BESI shares continues to be possible on Euronext Amsterdam and shares bought on the NASDAQ Global Market can be sold on Euronext Amsterdam.
When I want to sell the shares after delisting on the NASDAQ Global Market, do I have to do anything specific?
Your financial institution may administratively transfer the shares from its NASDAQ correspondent bank to its Euronext correspondent bank without you even knowing that this has happened. If you decide to sell the shares some time in the future, and the bank had not done this administrative transfer yet, you can ask your financial institution to execute a transfer of the shares at that time. If your financial institution needs extra information, they can contact BESI investor relations who will be happy to help you in this matter. Contact details: Cor te Hennepe at +31 26 3194500 or investor.relations@besi.nl

I have bought shares on the NASDAQ Global Market and hold these shares in an account with a U.S. financial institution
Do I have to do anything before the NASDAQ Global Market delisting of BESI shares becomes effective?
No. You do not have to do anything. Trading in the BESI shares continues to be possible on Euronext Amsterdam. Your U.S. financial institution can accept trading orders from you for execution on Euronext Amsterdam.
When I want to sell the shares after delisting on the NASDAQ Global Market, do I have to do anything specific?
Your U.S. financial institution can accept your sales order for execution on Euronext Amsterdam. Contrary to the NASDAQ Global Market where the price was expressed in U.S. dollars and the trade was executed in U.S. dollars, trades on Euronext Amsterdam are executed in EURO, but you may be able to make arrangements with your financial institution to have the proceeds converted to U.S. dollars in case you have only a U.S. dollar account with your U.S. financial institution. Your financial institution is in principle familiar with executing orders on non-U.S. markets and knows how to settle these transactions. If your financial institution needs extra information, they can always contact BESI investor relations who will be happy to help you in this matter. Contact details: Cor te Hennepe at +31 26 3194500 or investor.relations@besi.nl
What should I do in case I want to transfer the shares to my European financial institution?
You should contact your European financial institution and ask them for specific instructions in order to transfer your BESI shares to your securities account with them. These instructions should include:
-	the name of the beneficial owner of the shares,
-	the number of the securities account of the beneficial owner,
-	name and address of the financial institution of the beneficial owner,
-	name of contact person at this financial institution and
-	the name of the correspondent bank with settlement instructions.
These instructions should then be sent by you to your U.S. financial institution for execution. If your financial institution needs extra information, they can always contact BESI investor relations who will help you in this matter. Contact details: Cor te Hennepe at +31 26 3194500 or investor.relations@besi.nl